April 22, 2014
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

ATTN:	Document Control – EDGAR

RE:	RiverSource Life Insurance Company (“Registrant”)
Post-Effective Amendment No. 3 on Form S-3
RiverSource Retirement Advisor Advantage Plus Variable Annuity
RiverSource Retirement Advisor Select Plus Variable Annuity
RiverSource Retirement Advisor 4 Advantage Variable Annuity
RiverSource Retirement Advisor 4 Select Variable Annuity
RiverSource Retirement Advisor 4 Access Variable Annuity
RiverSource RAVA 5 Advantage Variable Annuity(offered prior to April 30, 2012)
RiverSource RAVA 5 Select Variable Annuity(offered prior to April 30, 2012)
RiverSource RAVA 5 Access Variable Annuity (offered prior to April 30, 2012)
RiverSource RAVA 5 Advantage Variable Annuity (offered on or after April 30, 2012)
RiverSource RAVA 5 Select Variable Annuity (offered on or after April 30, 2012)
RiverSource RAVA 5 Access Variable Annuity (offered on or after April 30, 2012)
RiverSource RAVA 5 Advantage Variable Annuity(offered on or after April 29, 2013)
RiverSource RAVA 5 Select Variable Annuity (offered on or after April 29, 2013)
RiverSource RAVA 5 Access Variable Annuity (offered on or after April 29, 2013)
RiverSource Retirement Group Annuity Contract I
RiverSource Retirement Group Annuity Contract II
RiverSource Guaranteed Term Annuity
Post-Effective Amendment No. 3 to the Registration Statement on Form S-3, File No. 333-149953
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3”) with respect to the Variable Annuities listed above. This Amendment No. 3 reflects the undertaking of the Registrant to update the Variable Annuity prospectuses in compliance with Section 10(a)(3) of the Securities Act of 1933, including updated financial information.
In Registrant’s view, this Amendment No. 3 does not contain disclosure that would render it ineligible to become effective and is comparable to filing a post-effective amendment on Form N-4 pursuant to Rule 485(b).
Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained or incorporated herein by reference also relates to and constitutes a post-effective amendment to Registration Statement No. 33-48701.
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 3 to May 1, 2014 or as soon as practicable thereafter. On behalf of

RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 3.
If there is anything I can do to expedite review of the enclosed Amendment No. 3, or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.
Sincerely,

/s/ Timothy D. Crawford

Timothy D. Crawford
Assistant General Counsel and
Assistant Secretary